EXHIBIT 99.1

AMARC ANNOUNCES CHIEF FINANCIAL OFFICER TRANSITION

September 15, 2026, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; FSE: AQ5) announces that Carol Li is stepping down as Chief Financial Officer, effective September 15, 2026. Braden Jensen, the Company’s Corporate Controller, has been appointed interim Chief Financial Officer. Ms. Li will continue in an advisory role to the Company on an on-going basis and to ensure a smooth transition.

“On behalf of everyone at Amarc, I would like to thank Carol for the considerable contributions she has made as a member of our team, including her support through our recent ﬁnancing. We wish Carol well as she steps down, for personal reasons, as CFO and we look forward to her continued input as our senior ﬁnancial advisor,” said Amarc President and CEO Diane Nicolson. “We are very fortunate to have Braden on board with his enthusiasm and commitment to assist Amarc, and especially given his background in mining ﬁnance, as well as his ﬁnancial and business acumen. I very much look forward to working with Braden in his expanded capacity as interim Chief Financial Oﬃcer.”

About Braden Jensen

Mr. Jensen is a Chartered Professional Accountant with more than 15 years of experience in the natural resources sector. Over the past 11 years he has served as a Chief Financial Oﬃcer with several public mining companies in Canada. With his experience in accounting, corporate ﬁnance, public-company reporting, taxation, exploration ﬁnance, and mining- project development, Mr. Jensen brings a broad ﬁnancial perspective and a strong focus on eﬃciency, continuous improvement, and creating value through eﬀective ﬁnancial management. He holds a Bachelor of Commerce from the University of Victoria, a Post Baccalaureate in Accounting from Thompson Rivers University, and a Chartered Accountant designation from the BC Chartered Accountants School of Business.

Stock Option Grant

The Company also announced that it has granted 250,000 incentive stock options at a price of $0.94 per share for a period of 5 years to Tom McMillan, VP, Investor Relations (appointment was announced May 11, 2026) who has been deemed an insider. All of the options are subject to any required TSX Venture Exchange acceptance.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company led by a management team with a 40-year track record of generating strong shareholder value through the discovery and development, and the successful transaction of long life, high value copper and/or gold deposits both in British Columbia and on the global stage. Through its association with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company, members of Amarc’s team have been associated with 36 discoveries or projects significantly advanced, 14 of which have been mined or are currently in production, with more to come.

Amarc is advancing the JOY, DUKE and IKE Districts located in prolific porphyry regions of northern, central, and southern BC, all of which are in proximity to key industrial infrastructure – including power, highways, and rail. Each District represents significant potential for the discovery and development of multiple and important-scale, porphyry copper±gold deposits. The JOY and DUKE Districts have attracted more than CAD$144 million in strategic partner funding to-date, from two highly sophisticated industry participants: Freeport McMoRan Minerals Properties Canada Inc., a wholly owned subsidiary of Freeport-McMoRan, a foremost global copper producer, at JOY (see Amarc releases May 12, 2021 and May 29, 2025), and Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of  Boliden AB,  a  multi-national  Swedish  metals,  mining  and  smelting  company,  at  DUKE  (see  Amarc  releases November 22, 2022 and April 2, 2026).

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The JOY District hosts the metal-rich AuRORA Gold-Copper Deposit, discovered in 2024, which stands to be the key to the development of not only the District but to the entire Toodoggone Region. The JOY District is also host to multiple other historical deposits, discoveries and deposit targets. The DUKE District, and the DUKE Deposit, are located in the Babine region, one of BC’s most prolific porphyry copper-gold belts that includes the past producing Bell and Granisle mines and the advanced stage Morrison deposit, held by third parties. The IKE District hosts two known copper±gold deposits open for drill expansion and multiple deposit-scale targets ready for drill discovery.

Amarc has only just begun to tap the full potential of its three districts and is unlocking shareholder value through its well-funded discovery focused exploration, a highly disciplined approach to development and by consistently working to develop close partnerships with governments, communities, Indigenous groups and other stakeholders.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

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For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com

Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com

Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.